                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                SCHEDULE 14D-1/A


                               (AMENDMENT NO. 11)

              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                 LucasVarity plc
                            (Name of Subject Company)

                                TRW Automotive UK
                                    TRW Inc.
                                    (Bidders)

                  Ordinary Shares of 25 pence each and American
            Depositary Shares, each representing ten Ordinary Shares
                  and evidenced by American Depositary Receipts
                         (Title of Class of Securities)

                           G 56955100 (Ordinary Shares)
                      549395101 (American Depositary Shares)
                      (Cusip Number of Class of Securities)

                            William B. Lawrence, Esq.
             Executive Vice President, General Counsel and Secretary
                                    TRW Inc.
                               1900 Richmond Road
                              Cleveland, Ohio 44124
                                 (216) 291-7230
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                    and Communications on Behalf of Bidders)
                                    Copy to:
                            Robert A. Profusek, Esq.
                           Jones, Day, Reavis & Pogue
                              599 Lexington Avenue
                            New York, New York 10022
                                 (212) 326-3800

CUSIP NO. G 56955100 (ORDINARY SHARES)
CUSIP NO. 549395101    (AMERICAN DEPOSITARY SHARES)

1)   NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     TRW Automotive UK

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a) [  ]
     (b) [  ]

3)   SEC USE ONLY


4)   SOURCE OF FUNDS

     AF

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(e) OR 2(f) [ ]


6)   CITIZENSHIP OR PLACE OF ORGANIZATION

     England and Wales


7)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     105,924,241* (Ordinary Shares, including Ordinary Shares represented by American Depositary Shares)


8)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES [    ]


9)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
     Approximately 7.5% of the Ordinary Shares (including Ordinary Shares represented by American Depositary Shares) issued and outstanding as of March 8, 1999.**

10)  TYPE OF REPORTING PERSON

     CO

CUSIP NO. G 56955100  (ORDINARY SHARES)
CUSIP NO. 549395101 (AMERICAN DEPOSITARY SHARES)

1)   NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     TRW Inc.
     I.R.S. No. 34-0575430

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a) [  ]
     (b) [  ]

3)   SEC USE ONLY


4)   SOURCE OF FUNDS

     BK, 00

5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) OR 2(f) [ ]


6)   CITIZENSHIP OR PLACE OF ORGANIZATION

     Ohio


7)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     105,924,241* (Ordinary Shares, including Ordinary Shares represented by American Depositary Shares)


8)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES [    ]


9)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
     Approximately 7.5% of the Ordinary Shares (including Ordinary Shares represented by American Depositary Shares) issued and outstanding as of March 8, 1999.**

10)  TYPE OF REPORTING PERSON

     CO
________________________

* Irrevocable undertakings to accept the offer (the "Offer") by TRW Automotive UK to purchase all of the outstanding (i) ordinary shares of 25 pence each of LucasVarity plc ("LucasVarity Shares") and (ii) American Depositary Shares ("LucasVarity ADS"), each representing ten LucasVarity Shares and evidenced by American Depositary Receipts, have been received from Directors of LucasVarity in respect of their holdings of LucasVarity Shares and LucasVarity ADSs. The irrevocable undertakings are described in Section 4 under the caption "Irrevocable undertakings" in the letter, dated February 6, 1999, from Morgan Guaranty Trust Company of New York in the Offer To Purchase, dated February 6, 1999 (the "Offer To Purchase") and in Section 4 under the caption "Shareholdings and dealings" in Appendix VI to the Offer To Purchase. The irrevocable undertakings account for 1,852,100 of the total number of shares reported above.

** Based on 1,407,770,045 Ordinary Shares (including Ordinary Shares represented by American Depositary Shares) issued and outstanding as of March 8, 1999 (which excludes all LucasVarity Securities which could be issued upon exercise in full of options granted under LucasVarity Share Option Schemes).

          This Amendment No. 11 amends and supplements the Tender Offer Statement on Schedule 14D-1 initially filed on February 5, 1999 (as amended, the "Schedule 14D-1") by TRW Inc., an Ohio corporation ("TRW"), and TRW Automotive UK, a private unlimited company registered in England and Wales, with the Securities and Exchange Commission in respect of the tender offer for all the outstanding (i) ordinary shares of 25 pence each of LucasVarity plc and (ii) American Depositary Shares of LucasVarity, each representing ten LucasVarity Shares and evidenced by American Depositary Receipts, upon the terms and subject to the conditions set forth in the Offer To Purchase, dated February 6, 1999, the related Letter of Transmittal and the related Form of Acceptance, Authority and Election Relating to the Offer. Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Schedule 14D-1.


Item 6.  Interest in Securities of the Subject Company.

         Items 6(a) and 6(b) are hereby amended and supplemented by incorporation by reference of the following information:


          On March 8, 1999, TRW Automotive UK purchased 200,000 LucasVarity Shares (representing approximately .01% of the issued and outstanding share capital of LucasVarity) at a price of 284 pence per share. The purchase was effected in one trade.

Item 10. Additional Information.

          Item 10(f) is hereby amended and supplemented by incorporation by reference of the following information:

          On March 9, 1999, TRW issued a press release which announced, among other things, that TRW has extended the Initial Offer Period of the Offer to 10:00 p.m. (London time), 5:00 p.m. (New York City time) on Thursday, March 25, 1999. The Initial Offer Period of the Offer had been previously scheduled to expire at 3:00 p.m. (London time), 10:00 a.m. (New York City time) on March 9, 1999. As of 5:00 p.m. (New York City time) on March 8, 1999, TRW had received valid acceptances of the Offer or had acquired through open market purchase 630,727,402 LucasVarity Shares and LucasVarity ADSs, representing 44.8% of LucasVarity's issued and outstanding share capital. As of 5:00 p.m. (New York City time) on March 8, 1999, valid acceptances of the Offer had been received in respect of 526,655,261 LucasVarity Shares and LucasVarity ADSs, representing 37.41% of the issued and outstanding share capital of LucasVarity. A copy of the press release is filed herewith as Exhibit (a)(15) and is incorporated by reference herein.

Item 11. Material to be Filed as Exhibits.

          (a)(15) Text of Press Release issued by TRW Inc. dated March 9, 1999.

                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          TRW INC.


                                          By: /s/ William B. Lawrence
                                              ---------------------------------
                                              William B. Lawrence
                                              Executive Vice President, General
                                              Counsel and Secretary


                                          TRW AUTOMOTIVE UK


                                          By: /s/ William B. Lawrence
                                              ---------------------------------
                                              William B. Lawrence
                                              Secretary


Date: March 9, 1999